October 25, 2018

David Fong
Chief Financial Officer
Imaging Diagnostic Systems, Inc.
1291-B NW 65th Place
Fort Lauderdale, FL 33309

       Re: Imaging Diagnostic Systems, Inc.
           Amendment No. 1 to
           Registration Statement on Form 10
           Filed October 5, 2018
           File No. 000-26028

Dear Mr. Fong:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Form 10 Amended October 5, 2018

Breast Cancer, page 2

1. We note your revisions in response to prior comment 5. However, given you do not have marketing clearance and do not appear to have made sales in that jurisdiction, it remains unclear how you determined you will achieve significant market penetration in China.
      Please tell us how the research and contacts provided by Viable affiliates led to your belief. For example, did major hospitals indicate they are seeking a product like the one you intend to sell there? Also tell us any other basis for your belief. David Fong
FirstName LastNameDavid Fong
Imaging Diagnostic Systems, Inc.
Comapany NameImaging Diagnostic Systems, Inc.
October 25, 2018
Page 2
October 25, 2018 Page 2
FirstName LastName
Historical Overview, page 2

2. We note your response to prior comment 3. Please tell us whether the potential exists that the CFDA could delay closing the review by the disclosed time. For example, can the
         CFDA request information from you and not count the time it takes to comply when calculating its expected end of processing? If there is a material risk that CFDA clearance could taker longer to obtain than is disclosed, please highlight this in your registration statement.
CTLM, page 7

3. We note your revised disclosure in response to prior comment 6. Please clarify whether your Physician Console and Physician Workstation require regulatory clearances outside of those required for your CTLM product before marketing.
Government Regulation and Approvals, page 10

4. We note your revisions in response to prior comment 7. Given your added disclosure on page 11 that you intend to formulate a plan regarding PMA through the FDA in 2019, please address those portions of prior comment 7 that apply to your plans. For example, your disclosure should clarify what the FDA's PMA process entails and what types of trials or data you will have to provide.
Intellectual Property, page 16

5. We note your response to prior comment 13. Please reconcile your statement that you intend to file for patents regarding your CTLM product with your added disclosure that you do not believe additional patents are needed.
Patents and Intellectual Property, page 16

6. We note your revisions in response to prior comment 12. Please expand your response to describe how the shift from patent protection to other protections may impact your business. For example, it is unclear whether "trade secrets and confidential procedures and processes" will provide as much protection as your previous focus and how the shift could impact your competitive standing.
 David Fong
Imaging Diagnostic Systems, Inc.
October 25, 2018
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeanne Bennett at 202-551-3606 or Gary Todd, Senior Accountant, at
202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Heather Percival, Senior Attorney, at
202-551-3498 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Fong
                                                          Division of
Corporation Finance
Comapany NameImaging Diagnostic Systems, Inc.
                                                          Office of Electronics
and Machinery
October 25, 2018 Page 3
cc:       Robert B. Macaulay, Esq.
FirstName LastName